EXHIBIT 99.1

For Immediate Release

Compugen to Significantly Expand
Immuno-Oncology Activities During 2014

Expansion includes parallel advancement of
multiple immune checkpoint Pipeline Programs

R&D expenditures for 2014 anticipated to increase by more than 60%

Tel Aviv, Israel, - January 7, 2014 --- Compugen Ltd. (NASDAQ: CGEN) announced today that it is significantly increasing its Pipeline Program activities in the field of immuno-oncology. The primary purpose of the increase is to allow research and preclinical activities for a larger number of checkpoint target and product candidates for cancer immunotherapy to move forward in parallel. Additional objectives include the establishment of a biomarker discovery program for certain of the Company’s checkpoint product candidates and the acceleration of experimental validation efforts for the recently disclosed antibody drug conjugate (ADC) target candidates for oncology.

The significant increase in immuno-oncology activities during 2014 will impact both the target research and validation activities performed in Israel and the therapeutic antibody development efforts against Compugen-discovered drug targets undertaken by the Company's U.S. R&D subsidiary. This includes the scheduled relocation of the U.S. subsidiary to larger facilities in the South San Francisco area in mid-year.

Dr. Anat Cohen-Dayag, Compugen’s President and CEO, stated, “These expanded activities are anticipated to result in more than a sixty percent increase in our annual R&D cash expenditures, from approximately $10 million in 2013 to more than $16 million budgeted for 2014. Having begun 2014 with more than $50 million in available resources, we are confident that this increased R&D budget, providing for a   substantially expanded program in oncology while maintaining approximately the same level of expenditures for the immunology arm of our Pipeline Program, is fully consistent with our financial status and outlook.”

Dr. Cohen-Dayag continued, “The field of immuno-oncology is now being described as providing a paradigm shift in cancer treatment. But despite the recent impressive clinical success of antibodies against immune checkpoint regulators, the majority of treated patients do not respond when treated with one drug, suggesting that additional checkpoints are driving immune suppression in non-responders. Therefore, an area of significant current focus in this field is to increase the percentage of responders through the use of drug combinations, including additional checkpoint inhibitors and other drugs. Accordingly, we believe, Compugen’s multiple novel checkpoint candidates offer timely and unique therapeutic and commercial opportunities.”

Dr. Cohen-Dayag explained, “Several years ago Compugen selected the field of immuno-oncology as its first focused discovery program, resulting in very successful immune checkpoint target discovery and validation efforts.  We begin 2014 with multiple early-stage novel immune checkpoint candidates, in addition to the two that are the subject of a collaboration and license agreement signed last year.  Moving forward, our increased oncology R&D budget is expected to allow us to advance more of these candidates in parallel, both for future additional early stage collaborations and our own internal development towards human clinical trials. Furthermore, since certain biomarkers, such as companion diagnostics, are expected to be highly beneficial in this rapidly growing field of immuno-oncology, we plan to establish a predictive biomarker discovery program for certain of our product candidates.”

Dr. Cohen-Dayag concluded, “During 2014 we look forward to further demonstrating, both scientifically and commercially, the value of the unique and powerful predictive discovery infrastructure that has been created by Compugen, which we continue to enhance. Similar to last year, we expect to include in our 2013 yearend press release and conference call selected corporate objectives established for the current year.”

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology.  The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. Forward-looking statements in this press release include, but are not limited to, statements regarding the expected increase during 2014 in the Company’s R&D activities and expenditures  and the possible positive impact that such an increase could have on the number of Compugen’s immuno-oncology product candidates that could be advanced;  the ability to establish a biomarker discovery program; the advancement of certain other discoveries and product candidates including targets for ADC use and the immunology arm of the Company’s Pipeline Program; and demonstration during the year of  the scientific and commercial value of the Company’s discovery infrastructure.  These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892